As filed with the Securities and Exchange Commission on July 31, 1997
                                                  Registration No. 333-
===============================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                    FORM S-3
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933
                         ------------------------------
                            THE HAIN FOOD GROUP, INC.
             (Exact name of registrant as specified in its charter)
         Delaware                                         22-3240619
(State or other jurisdiction of                      (I.R.S. Employer
incorporation or organization)                    Identification Number)
                         50 Charles Lindbergh Boulevard
                            Uniondale, New York 11553
                                 (516) 237-6200
    (Address, including zip code, and telephone number, including area code, all registrants principal executive offices)
                                 Irwin D. Simon
                      President and Chief Executive Officer
                            The Hain Food Group, Inc.
                         50 Charles Lindbergh Boulevard
                            Uniondale, New York 11553
                                 (516) 237-6200
            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)
                         ------------------------------
                                    copy to:
                               Roger Meltzer, Esq.
                             Cahill Gordon & Reindel
                                 80 Pine Street
                            New York, New York 10005
                                 (212) 701-3000
                         ------------------------------
     Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this Registration Statement.

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

     If any of the securities being registered on this Form are to be offered to on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                         CALCULATION OF REGISTRATION FEE
-----------------------------------------------------------------------------------------------------------------------------
 Title of Securities to be     Amount to be          Proposed Maximum             Proposed Maximum            Amount of
        Registered              Registered       Offering Price Per Share   Aggregate Offering Price (1) Registration Fee(1)
                                                            (1)
-----------------------------------------------------------------------------------------------------------------------------
  Common Stock, par value    3,277,901 shares             $6.8125                  $22,330,700.56             $6,766.88
      $.01 per share
-----------------------------------------------------------------------------------------------------------------------------

(1) Estimated pursuant to Rule 457 solely for the purpose of calculating the registration fee. Estimate based on the average of the high and low sales price reported on the Nasdaq National Market for July 25, 1997.

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Commission acting pursuant to Section 8(a), may determine.

PROSPECTUS



                            THE HAIN FOOD GROUP, INC.

                        3,277,901 Shares of Common Stock





     This Prospectus relates to the offer and sale of an aggregate of 3,277,901 shares of the common stock, par value $.01 per share (the "Common Stock"), of The Hain Food Group, Inc. ("Hain" or the "Company") by certain stockholders of the Company (the "Selling Stockholders"). Of the shares of Common Stock offered hereby, 1,150,000 shares are reserved for issuance upon the exercise of warrants (the "Warrants") to purchase Common Stock. See "Selling Stockholders." The aggregate of 3,277,901 shares of Common Stock offered by the Selling Stockholders are referred to herein as the "Selling Stockholders' Shares."

     The Common Stock is traded on the NASDAQ National Market System under the NASDAQ symbol "NOSH." The last reported sales price of the Common Stock as reported by the NASDAQ National Market System on July 25, 1997 was $6.75 per share.




                           ---------------------------



     See "Risk Factors" for a discussion of certain factors which should be considered in an investment of securities offered hereby.




                           ---------------------------


    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
       AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS
         THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
             COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
                 PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY
                             IS A CRIMINAL OFFENSE.


                           ---------------------------



                     The date of this Prospectus is , 1997.

                              AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and is required to file periodic reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission") relating to its business, financial statements and other matters. Such reports, proxy statements and other information may be inspected and copied at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the Commission located at Northwest Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60621-2511 and at Seven World Trade Center, 13th Floor, New York, New York 10048. Copies of such material can also be obtained from the Commission at prescribed rates from the public reference section of the Commission, Washington, D.C. 20549. Such reports and other information can be reviewed through the Commission's Electronic Data Gathering Analysis and Retrieval System, which is publicly available through the Commission's web site (http://www.sec.gov).

     The Company has filed a Registration Statement on Form S-3 with the Commission under the Securities Act of 1933, as amended (the "Securities Act") with respect to the Common Stock offered hereby. As permitted by the rules and regulations of the Commission, this Prospectus omits certain information contained in the Registration Statement. For further information, reference is made to the Registration Statement, including the financial schedules and exhibits incorporated therein by reference or filed as a part thereof. Statements made in this Prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete, and, in each instance, reference is made to the copy of such document filed as an exhibit to the Registration Statement or otherwise filed with the Commission. Each such statement shall be deemed qualified in its entirety by such reference.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents have been filed by the Company with the Commission and are hereby incorporated by reference in this Prospectus and made a part hereof:

     (1) The description of the Company's Common Stock contained in the Company's Registration Statement on Form 8-A/A dated November 12, 1993 and any amendment or report filed for the purpose of updating such description;

     (2) The Company's annual report on Form 10-KSB filed with Commission for the fiscal year ended June 30, 1996;

     (3) The Company's quarterly reports on Form 10-Q for the quarterly periods ended September 30, 1996, December 31, 1996 and March 31, 1997;

     (4) The Company's Notice of Annual Meeting of Stockholders and Proxy Statement dated November 4, 1996 (the "1996 Proxy"); and

     (5)  The Company's current report on Form 8-K dated March 5, 1997.

     All documents subsequently filed by the Company with the Commission pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, prior to the filing of a post-effective amendment which indicates that all securities offered have been sold or which deregisters all securities then remaining unsold, shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     No person has been authorized in connection with the offering made hereby to give any information or make any representation not contained in this Prospectus and, if given or made, such information or representation must not be relied upon as having been authorized by the Company or any other person. This Prospectus does not constitute an offer to sell or solicitation of any offer to buy any of the securities offered hereby in any jurisdiction in which it is unlawful to make such offer or solicitation. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that the information contained herein is correct as of any date subsequent to the date hereof.

     The Company will provide without charge to each person to whom a copy of this Prospectus is delivered, upon the written or oral request of such person, a copy of any or all of the documents incorporated herein by reference (other than exhibits to such documents, unless such exhibits are specifically incorporated by reference in such documents). Requests for such copies should be directed to the President, The Hain Food Group, Inc., 50 Charles Lindbergh Boulevard, Uniondale, New York 11553, (516) 237-6200.

                                  RISK FACTORS

     Prospective investors in the Common Stock should carefully consider the following factors, in addition to the other information set forth in this Prospectus, before making an investment in the Common Stock offered hereby. Certain of the statements in this Prospectus are forward-looking in nature and, accordingly, are subject to many risks and uncertainties. The actual results that the Company achieves may differ materially from any forward-looking statements in this Prospectus.

Limited Operating History

     The Company was organized in May 1993 to acquire certain specialty food product lines. Since its formation, the Company has completed several acquisitions of companies or product lines, including the acquisition of Hain Pure Food Company, Inc. ("Hain Pure Food") in April 1994, The Estee Corporation ("Estee") in November 1995 and The Boston Popcorn Company, Inc. ("Boston Popcorn") in May 1997. In addition, in March 1997, the Company entered into a licensing agreement with Weight Watchers Gourmet Food Company ("WWGF"), a subsidiary of H.J. Heinz Company ("Heinz"), pursuant to which the Company will manufacture, market and sell Weight Watchers dry and refrigerated products. In July 1997, the Company acquired the Alba product line from Heinz in a transaction not significant to the Company's business. The Company's ability to continue to improve its results of operations will depend upon, among other things, its ability to successfully integrate the businesses it has acquired and expand its marketing and sales of products.

Debt Service; Liens on Assets

     The Company has incurred substantial indebtedness in connection with its acquisitions, including a $9.0 million Senior Term Loan (the "Senior Term Loan"), a $9.0 million Revolving Credit Facility (the "Revolving Credit Facility" and, together with the Senior Term Loan, the "Credit Facility") (of which $7,097,500 was outstanding under the Credit Facility as of June 30, 1997), and $8.5 million aggregate principal amount of 12-1/2% Senior Subordinated Debentures due 2004 (the "Subordinated Debentures"). Consequently, a significant portion of the Company's cash flow will be utilized to pay principal and interest on such indebtedness. The aggregate long-term debt service requirements for the 12 month period ending March 31, 1998 will be approximately $5.2 million. In April 1997, the Company prepaid a $1.75 million subordinated note issued to the seller in connection with the acquisition of Estee at a discounted amount of $1.269 million pursuant to an option in the note agreement. If the Company is not successful in achieving a sufficient cash flow from operations to fund its debt service requirements, the Company's available working capital may have to be applied toward the payment of indebtedness, rather than to expanding its business, and the Company may have to seek additional financing. There can be no assurance that the Company will be successful in obtaining additional financing or that such financing, if obtained, will be on terms favorable to the Company.

     Substantially all of the Company's assets have been pledged as collateral to secure the Company's Credit Facility. In the event that the Company fails to comply with its obligations, including the making of required payments of principal and interest, the Company's bank indebtedness could be declared immediately due and payable and, in certain cases, the Company's assets securing such indebtedness could be foreclosed upon.

Sales Limited to Specialty Food Products

     The Company's business is limited to specialty food products in niche markets geared to consumers of natural foods, sugar-free diabetic products, kosher foods, cooking oils, other specialty foods and other snack food products. These markets are significantly more limited in volume than the markets for mainstream food products, and are subject to changes in consumer demand and interest. While the Company continues to diversify its product offerings through acquisitions, development of new products and ventures with third parties, including the venture with WWGF, there can be no assurance that demand for the Company's products will continue at current levels or increase in the future. Failure by the Company to maintain its current market position or introduce new products in the future could have a material adverse effect on its business, financial condition and operating results.

Dependence on Marketing Programs

     The development and growth of the Company's sales depends to a significant degree upon its ability to effectively market and distribute its products. There can be no assurance that the Company will be able to continue its marketing and sales programs to enable it to expand its sales and improve operating results. There can be no assurance that such marketing and sales efforts and related increased expenditures will result in significantly greater product recognition or market penetration.

Reliance on Independent Distributors and Brokers

     The Company relies upon sales efforts made by or through non-affiliated food brokers or distributors. The success of its business depends, in large part, upon the establishment of a strong distribution network. Food brokers act as selling agents representing specific brands and receive a percentage of net sales as compensation while distributors purchase directly for their own account for resale. Currently, numerous distributors and brokers have agreed to handle the products to be marketed by the Company on a non-exclusive basis under oral or written agreements generally terminable at any time on 30 days' notice. In the absence of alternate distribution sources, the loss of, or business disruption at, one or more of these distributors or brokers may have a material adverse effect upon the Company's business. Although the Company believes that it will be able to obtain additional or alternative distribution and food brokerage agreements or arrangements in the future, there can be no assurance it will be able to do so on satisfactory terms. The inability to enter into agreements may inhibit the Company's ability to implement its business plan or to establish markets necessary to develop its products successfully.

Reliance on Independent Manufacturers and Co-Packers

     The Company does not manufacture, produce or package any of the products or brands which it markets, although it develops and owns the formulas and recipes and designs the packaging for its products. Accordingly, the Company is dependent upon independent manufacturers and co-packers to produce and package its products. The loss of a number of these manufacturers could have a material adverse effect upon the business of the Company until such time as an alternate source of supply could be secured, which may be on less favorable terms.

     The Company obtains substantially all of its rice cake requirements from two suppliers. The Company believes that its other supplier or additional rice cake suppliers would be able to meet its requirements if one rice cake supplier terminated its relationship with the Company. The Company presently obtains its requirements for HOLLYWOOD(R) cooking oils from one supplier. The Company believes that other suppliers could meet its cooking oil requirements if its present supplier terminated its relationship with the Company; however, if the Company were unable to arrange an alternative supplier in a timely manner, such failure could have a material adverse effect on the Company. A substantial portion of the Weight Watchers refrigerated products are obtained from one supplier. The Company believes that other suppliers could meet such refrigerated food product requirements if its present supplier terminated its relationship with the Company, though failure to arrange an alternate supplier in a timely manner could have a material adverse effect on the Company.

Trademark Ownership

     The Company owns its principal trademarks for its products, including HAIN(R), HOLLYWOOD(R), KINERET(R), KOSHERIFIC(R), FARM FOODS(R), ESTEE(R) and FEATHERWEIGHT(R) and owns a number of other trademarks used on individual products, such as those for ICE BEAN(R), PITA CLASSICS(R), PIZSOY(R), and BOSTON LITE(R), and believes that such trademarks are important to the marketing of the Company's products. In connection with the licensing agreement between WWGF and the Company, the Company obtained the right to use the WEIGHT WATCHERS(R) and certain other trademarks. The Company's inability to use the HAIN(R), HOLLYWOOD(R), KINERET(R), ESTEE(R), BOSTON LITE(R) or WEIGHT WATCHERS(R) trademarks would likely have a material adverse effect on the business of the Company.

Government Regulation

     The manufacture, marketing, distribution and sale of the Company's specialty food products are subject to various federal, state and local laws and regulations governing the production, sale, safety, advertising, labeling and ingredients of such products. In addition, the Company's kosher food products are subject to additional regulation and inspection. Although the Company believes it and its manufacturers, distributors and co-packers are and will continue to be in compliance with all material federal, state and local governmental laws and regulations, there can be no assurance that the Company, its manufacturers, distributors and co-packers will continue to be able to comply with such laws and regulations in the future or that new governmental laws and regulations will not be introduced which could result in possible compliance costs, seizures, confiscation or recall, or monetary fines, any of which could prevent or inhibit the development, distribution and sale of the Company's products or its ability to continue to improve operating results.

Product Liability

     As a marketer of food products, the Company is subject to a risk of claims for product liability. If a product liability claim exceeding the Company's insurance coverage were to be successfully asserted against the Company, it could have a material adverse effect on the Company's financial condition. The Company maintains product liability insurance and generally requires that its co-packers maintain product liability insurance with the Company as a co-insured. There is no assurance that such coverage will be sufficient to insure against claims which may be brought against the

Company, or that the Company will be able to maintain such insurance or obtain additional insurance covering existing or new products.

Evolving Consumer Preferences

     The Company is subject to evolving consumer preferences for the specialty foods it markets. A significant shift in consumer demand away from such products would have a material adverse effect on the Company's business. For example, sales of the Company's rice cakes declined by $7.7 million during the nine months ended March 31, 1997, due in part to competition from other snack products, and reflected an overall decline in rice cake demand experienced by other sellers of rice cakes.

Competition

     The geographic and product markets in which the Company operates are highly competitive. The Company faces competition in all of its markets from larger, more established companies that have greater financial, managerial, sales and technical resources than the Company, and some of the Company's markets are dominated by such large firms. Where larger competitors offer products that are directly competitive with the Company's products, there can be no assurance that the Company can successfully compete for sales to stores that purchase from such competitors. Large competitors also may be able to benefit from economies of scale or to introduce new products that compete with the Company's products. There can be no assurance that the Company will achieve the market penetration that it seeks in order to implement its business strategy. There can be no assurance that competitors will not introduce other products in the future that compete with the Company's products or that such competitive products will not have an adverse effect on the Company's sales.

Limited Management; Dependence on Key Personnel

     The Company is highly dependent upon the services of Irwin D. Simon, its President and Chief Executive Officer. Although the Company has entered into an employment agreement with Mr. Simon and maintains $1,000,000 of key man life insurance on the life of Irwin Simon, the loss of the services of Mr. Simon could have a material adverse effect on the Company and its prospects. The Company's ability to develop and market its products and to achieve and maintain a competitive position depends, in large part, on its ability to attract and retain qualified sales and marketing personnel.

Control by Current Stockholders, Officers and Directors

     Mr. Simon, the Company's President and Chief Executive Officer, together with the other officers and directors of the Company, beneficially own an aggregate of 35.3% of the Company's Common Stock. Accordingly, Mr. Simon is in a position to influence the election of the Company's directors and otherwise influence stockholder action.

Authorization and Discretionary Issuance of Preferred Stock

     The Company's Certificate of Incorporation authorizes the issuance of up to 5,000,000 shares of "blank check" preferred stock with such designations, rights and preferences as may be determined from time to time by the Board of Directors. Accordingly, the Board of Directors is empowered, without stockholder approval, to issue preferred stock with dividends, liquidation, conversion, voting or other rights which could decrease the amount of earnings and assets available for distribution to holders of Common Stock and adversely affect the relative voting power or other rights of the holders of the Company's Common Stock. In the event of issuance, the preferred stock could be used, under certain circumstances, as a method of discouraging, delaying or preventing a change in control of the Company. Although the Company has no present intention to issue any shares of its preferred stock, there can be no assurance that the Company will not do so in the future. See "Description of Securities."

No Dividends

     The Company has not paid any dividends on its Common Stock to date and does not anticipate declaring or paying any dividends in the foreseeable future. The Company is currently prohibited from paying dividends by covenants contained in its bank indebtedness. See "Price Range of Common Stock and Dividend Information."

Shares Available for Resale

     Of the 8,556,899 shares of Common Stock currently outstanding, 2,142,901 shares may be deemed "restricted securities" as that term is defined under the Securities Act, and may only be sold pursuant to a registration under the Securities Act, in compliance with Rule 144 under the Securities Act, or pursuant to another exemption therefrom. Rule 144 provides that, in general, a person holding restricted securities for a period of two years may, every three months, sell in brokerage transactions an amount of shares which does not exceed the greater of one percent of the Company's then outstanding Common Stock or the average weekly trading volume of the Common Stock during the four calendar weeks prior to such sale. Rule 144 also permits, under certain circumstances, the sale of shares without any quantity limitations by a person who is not an affiliate of the Company and was not an affiliate at any time during the 90-day period prior to sale and who has satisfied a two year holding period.

     Of the 2,142,901 outstanding shares of Common Stock which may be deemed "restricted securities," the Company, in accordance with registration rights granted to the holders of certain of such securities, is registering pursuant to the Registration Statement of Form S-3 of which this Prospectus is a part and a Registration Statement on Form S-8/S-3 to be filed concurrently herewith, all of such "restricted" shares of Common Stock for sale by the holders thereof from time to time at prevailing market prices. Sales of the Company's Common Stock by stockholders may have a depressive effect on the market price of the Company's securities. See "Description of Securities - Shares Eligible for Resale."

                                   THE COMPANY

     The Company and its subsidiaries sell, market and distribute a full line of natural foods under the "Hain" and "Farm Foods" brand names, cooking oils and certain other products under the "Hollywood" brand name, sugar-free, medically directed snack foods under the "Estee" brand name, low sodium food products under the "Featherweight" brand name, kosher food products under the "Kineret," and "Kosherific" brand names and low-calorie popcorn and related snack foods under the "Boston's" brand name. Kineret Foods Corporation ("Kineret Foods")and Farm Foods Corporation ("Farm Foods") were acquired by the Company in November 1993. In April 1994, the Company acquired Hain Pure Food from Pet, Incorporated, which acquisition included the Hollywood product line. In April 1994, Farm Foods was merged into the Company. In November 1995, the Company purchased substantially all of the business of Estee and in May 1997 purchased substantially all the assets of Boston Popcorn. In March 1997, the Company entered into a licensing agreement with WWGF, a wholly-owned subsidiary of H.J. Heinz Company, to manufacture, market and sell various Weight Watchers dry and refrigerated products. Currently, Hain Pure Food and Kineret constitute the Company's only subsidiaries.

     The Company's products are marketed nationally to supermarkets, natural food stores, food service distributors, specialty groceries, mass merchandisers, drug stores and other independent retailers by third-party food brokers and distributors and by the Company's in-house sales personnel. The Company 's products are produced by independent unaffiliated food processors ("co-packers") using specifications and formulations provided by the Company.

     The Company's strategy is to be a leading specialty niche food marketer by integrating all of its brands under one management with a uniform marketing, sales and distribution program. The Company's business strategy is to capitalize on the brand equity and the distribution previously obtained by each of the Company's product lines and to enhance revenues by strategic introductions of new product lines that complement existing products. The foundation of this strategy has been established through the acquisitions referred to above and the introduction of a number of new products. The Company believes that by integrating its various specialty food groups, it will achieve efficiencies of scale and enhanced market penetration. The Company considers acquisitions of specialty food companies and product lines and joint ventures involving complementary products lines as integral parts of its business strategy. To that end, the Company from time to time reviews and conducts preliminary discussions with acquisition candidates. No assurance can be given, however that any such acquisition will be consummated.

                         PRICE RANGE OF COMMON STOCK AND
                              DIVIDEND INFORMATION

     The outstanding shares of Common Stock of the Company are traded on NASDAQ and since March 1995 have been traded through NASDAQ's National Market System. The following table sets forth the reported high and low closing prices for the Common Stock for the indicated quarterly periods for the Company's fiscal years ended June 30, 1995, June 30, 1996 and June 30, 1997 and for the period from July 1, 1997 through July 18, 1997.


       Period                                      High          Low
       ------                                      ----          ---
       Fiscal Year Ended June 30, 1995
       07/01/94-09/30/94                           $5 9/16       $4 5/16
       10/l/94-12/31/94                              5 1/16        4 1/2
       0l/l/95-03/31/95                              5 1/2         4 1/2
       04/l/95-06/30/95                              5             3 3/8

       Fiscal Year Ended June 30, 1996
       07/l/95- 09/30/95                           $4 1/2        $3 1/2
       10/l/95-12/31/95                              3 3/4         2 15/16
       0l/l/96-03/31/96                              3 11/16       2 15/16
       04/l/96-06/30/96                              4 1/8         3 1/16

       Fiscal Year Ended June 30, 1997
       07/l/96- 09/30/96                           $4            $3 1/16
       10/l/96- 12/31/96                             4             3 1/16
       01/1/97-03/31/97                              5 3/4         3 3/8
       04/01/97-06/30/97                             5 5/16        4 1/4

       07/l/97- 07/18/97                           $7 1/4        $4 13/16

     The Company has not paid any dividends on its Common Stock to date. The Company intends to retain all future earnings for use in the development of its business and does not anticipate declaring or paying any dividends in the foreseeable future. The payment of all dividends will be at the discretion of the Company's Board of Directors and will depend on, among other things, future earnings, operations, capital requirements, contractual restrictions, the general financial condition of the Company and general business conditions. The ability of the Company to pay dividends is currently restricted by the Credit Facility and the Subordinated Debentures.

                                 USE OF PROCEEDS

     The Company will not receive any of the proceeds from the sale of the Selling Stockholders' Shares, which are being sold by the Selling Stockholders. Any proceeds from the exercise of the Warrants, to the extent that the Warrants are exercised, will be utilized by the Company for general corporate purposes.

                              SELLING STOCKHOLDERS

     The following table sets forth certain information regarding the beneficial ownership of Common Stock by the Selling Stockholders as of July 21, 1997, and the number of shares of Common Stock covered by this Prospectus.


                                                                                     Number of Shares
                                           Beneficial Ownership                      of Common Stock
Name                                       of Common Stock                           Registered Hereby

                                           Number of                  Percent
                                           Shares                    of Class

Irwin D. Simon                               1,538,482(1)              16.8%                  894,340

Andrew R. Heyer                              1,534,676(2)(3)           16.8%                   62,648

Benjamin Brecher                               122,097(4)               1.4%                   27,097

Beth L. Bronner(5)                              59,167(6)               *                      36,667

Barry Gordon(5)                                 92,500(7)               1.1%                   20,000

Steven S. Schwartzreich(5)                      42,500(6)               *                      20,000

Argosy-Hain Warrant Holdings, L.P.             550,000(8)               6.0%                  550,000

Argosy-Hain Investment Group, L.P.             899,528                 10.5%                  899,528

Jay R. Bloom                                 1,495,222(3)              16.4%                   45,694

Dean C. Kehler                               1,512,356(3)              16.6%                   62,828

Argosy Investment Corp. (9)                  1,449,528(3)              15.9%                        0

Herman Fialkov                                   9,009                  *                       9,009

Jerold B. Krupnick(10)                          25,000                  *                      25,000

Tree Tavern Products, Inc.                          90                  *                          90

Alfred Wilms                                    10,000                  *                      10,000

Perry Cohen(11)                                 25,000                  *                      15,000


                                                                                     Number of Shares
                                           Beneficial Ownership                      of Common Stock
Name                                       of Common Stock                           Registered Hereby

                                           Number of                  Percent
                                           Shares                    of Class

P.L. Thomas Group, Inc.(12)                     50,000                  *                      50,000

HNE Corporation(13)                            200,000                  2.3%                  200,000

Kelli Keuhne(14)                               100,000                  1.2%                  100,000

Weight Watchers Gourmet Food Company(15)       250,000                  2.8%                  250,000
                                                                                              -------
Total shares offered                                                                        3,277,901
                                                                                            =========
----------------

*    Indicates less than 1%.

(1) Includes 600,000 shares of Common Stock issuable upon the exercise of options under the Company's 1993 Executive Stock Option Plan and 25,000 shares of Common Stock issuable upon the exercise of options under the Company's 1994 Long Term Incentive and Stock Award Plan (the "1994 Plan"). Mr. Simon is President, Chief Executive Officer and Director of the Company.

(2) Includes 22,500 shares of Common Stock issuable upon the exercise of options under the Company's 1996 Directors Stock Option Plan (the "Directors Plan"). Mr. Heyer is Chairman of the Board of Directors of the Company.

(3) As the officers and directors of Argosy Investment Corp., which is the general partner of Argosy-Hain Investment Group, L.P. ("AHIG") and Argosy-Hain Warrant Holdings, L.P. ("AHWH"), Messrs. Heyer, Kehler and Bloom may be deemed to be the beneficial owners of the 550,000 shares of Common Stock owned by AHWH and the 899,528 shares of Common Stock owned by AHIG.

(4) Includes 95,000 shares of Common Stock issuable upon the exercise of options under the 1994 Plan. Mr. Brecher is an officer of the company.

(5)  Director of the Company.

(6) Includes 22,500 shares of Common Stock issuable upon exercise of options under the Directors Plan.

(7) Includes 22,500 shares of Common Stock issuable upon the exercise of options under the Directors Plan and 50,000 shares of Common Stock issuable upon the exercise of options under the 1994 Plan.

(8) Consists of Warrants to purchase 550,000 shares of Common Stock at $3.25 per share.

(9) As general partner of AHIG and AHWH, Argosy Investment Corp. may be deemed to be the beneficial owner of the 550,000 shares of Common Stock to be issued upon the exercise of AHWH Warrants and the 899,528 shares of Common Stock owned by AHIG.

(10) Mr. Krupnick is a former employee of the Company.

(11) Includes 10,000 shares of Common Stock issuable upon the exercise of options under the 1994 Plan.

(12) Consists of Warrants to purchase shares of Common Stock at $6.00 per share.

(13) Consists of Warrants to purchase shares of Common Stock at $6.50 per share.

(14) Consists of Warrants to purchase shares of Common Stock at $4.125 per share.

(15) Consists of 150,000 Warrants to purchase shares of Common Stock at $7.00 per share, 50,000 Warrants to purchase shares of Common Stock at $8.00 per share and 50,000 Warrants to purchase shares of Common Stock at $9.00 per share.

                            DESCRIPTION OF SECURITIES

General

     As of July 20, 1997, the authorized capital stock of the Company is 40,000,000 shares of Common Stock, $.0l par value per share, of which 8,556,889 shares are outstanding, and 5,000,000 shares of Preferred Stock, $.0l par value per share, none of which had been issued.

     The following description is qualified in all respects by reference to the Certificate of Incorporation (the "Certificate of Incorporation") and the bylaws (the "Bylaws") of the Company.

Common Stock

     Each share of Common Stock entitles the holder thereof to one vote on all matters submitted to a vote of the stockholders. Since the holders of Common Stock do not have cumulative voting rights, holders of more than 50% of the outstanding shares can elect all of the directors of the Company then being elected and holders of the remaining shares by themselves cannot elect any directors. The holders of Common Stock do not have preemptive rights or rights to convert their Common Stock into other securities. Holders of Common Stock are entitled to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available therefor. In the event of a liquidation, dissolution or winding up of the Company, holders of the Common Stock have the right to a ratable portion of the assets remaining after payment of liabilities. All outstanding shares of Common Stock are fully paid and nonassessable.

Preferred Stock

     The Company is authorized by its Certificate of Incorporation to issue a maximum of 5,000,000 shares of Preferred Stock, in one or more series and containing such rights, privileges and limitations including voting rights, dividend rates, conversion privileges, redemption rights and terms, redemption prices and liquidation preferences, as the Board of Directors of the Company may, from time to time, determine.

     The issuance of shares of Preferred Stock pursuant to the Board of Directors' authority described above could decrease the amount of earnings and assets available for distribution to holders of Common Stock, and otherwise adversely affect the rights and powers, including voting rights, of such holders and may have the effect of delaying or preventing a change in control of the Company. The Company is not required by the Delaware General Corporation Law (the "Delaware GCL") to seek stockholder approval prior to any issuance of authorized but unissued stock and the Board of Directors does not currently intend to seek stockholder approval prior to any issuance of authorized but unissued stock, unless otherwise required by law.

Warrants

     Warrants to purchase an aggregate of 1,150,000 shares of Common Stock have been issued by the Company. Each Warrant entitles the holder to purchase one share of common stock, subject to anti-dilution adjustments, at an exercise price ranging from $3.25 to $9.00 per share. The Warrants have expiration dates ranging from April 14, 1999 to December 31, 2003.

Shares Eligible for Future Sale

     Of the 8,556,889 shares of the Company's Common Stock outstanding on July 20, 1997, 2,142,901 shares may be deemed "restricted securities" (as that term is defined in Rule 144 under the Securities Act). Such shares may be sold in the future only pursuant to an effective registration statement under the Securities Act or in compliance with Rule 144 under the Securities Act, or pursuant to another exemption therefrom. Approximately 2,127,901 of such shares of Common Stock outstanding are eligible for sale under Rule 144. Sales of Common Stock pursuant to this offering and sales of restricted securities under Rule 144 or pursuant to a future registration statement may have a depressing effect on the price of the Company's Common Stock.

Certificate of Incorporation and Bylaws

     Pursuant to the Delaware GCL, the power to adopt, amend and repeal bylaws is conferred solely upon the stockholders unless the corporation's certificate of incorporation also confers such power upon the board of directors. Under the Company's Certificate of Incorporation, the Board of Directors are granted the power to amend the Bylaws of the Company. Such Bylaws provide that each director has one vote on each matter for which directors are entitled to vote. The Certificate of Incorporation and/or the Bylaws also provide that (i) from time to time, by resolution, the Board has the power to change the number of directors, (ii) the directors will hold office until the next annual meeting of stockholders and until their respective successors are elected and qualified, and (iii) special meetings of stockholders may only be called by the Board of Directors or officers of the Company. These provisions, in addition to the existence of authorized but unissued capital stock, may have the effect, either alone or in combination with each other, of making more difficult or discouraging an acquisition of the Company deemed undesirable by the Board of Directors. The Board of Directors of the Company currently consists of 8 persons.

Section 203 of the Delaware Law

     Section 203 of the Delaware GCL prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless (i) prior to the date of the business combination, the transaction is approved by the board of directors of the corporation; (ii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owns at least 85 % of the outstanding voting stock, or (iii) on or after such date the business combination is approved by the board of directors and by the affirmative vote of at least 66-2/3% of the outstanding voting stock that is not owned by the interested stockholder. A "business combination" includes mergers, asset sales and other transactions resulting in a financial benefit to the stockholder. An "interested stockholder" is a person, who, together with affiliates and associates, owns (or within three years, did own) 15 % or more of the corporation's voting stock. This provision of law could discourage, prevent or delay a change in management or stockholder control of the Company, which could have the effect of discouraging bids for the Company and thereby prevent stockholders from receiving the maximum value for their shares, or a premium for their shares in a hostile takeover situation.

Transfer Agent and Registrar

     The Transfer Agent and Registrar for the Common Stock is Continental Stock Transfer & Trust Company, New York, New York.


                              PLAN OF DISTRIBUTION

     The Selling Stockholders may sell shares of Common Stock from time to time on NASDAQ in the over-the-counter market or in privately negotiated transactions, at fixed prices which may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The Selling Stockholders may effect such transactions in sales to or through broker-dealers, and such broker-dealers may receive compensation in the form of discounts, concessions or commissions from the Selling Stockholders or the purchasers of the Common Stock for whom such broker-dealers may act as agent or to whom they sell as principal, or both (which compensation to a broker-dealer might be in excess of customary commissions).

     The Selling Stockholders and any broker-dealers who act in connection with the sale of Common Stock offered hereby may be deemed to be "underwriters" as that term is defined in the Act and any commissions received by them and any profit on resale thereof as principal might be deemed to be underwriting discounts and commissions thereunder.

                                  LEGAL MATTERS

     Certain legal matters with respect to the issuance of the securities offered hereby will be passed upon for the Company by Cahill Gordon & Reindel (a partnership including a professional corporation), 80 Pine Street, New York, New York 10005.

                                     EXPERTS

     The consolidated financial statements of the Company appearing in the Company's Annual Report (Form 10-KSB) for the year ended June 30, 1996 have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.


============================================================     =============================================================

No dealer, salesman or other person has been authorized to
give any information or to make representations other than
those contained in this Prospectus, and,if given or made,
such information or representation must not be relied upon                        THE HAIN FOOD GROUP, INC.
as having been authorized by the Company or the Selling
Stockholders.  Neither the delivery of this Prospectus nor
any sale made hereunder shall, under any circumstances,
create an implication that the information herein is
correct as of any time subsequent to its date.  This
Prospectus does not constitute an offer or solicitation by
anyone in any jurisdiction in which such offer or
solicitation is not authorized or in which the person                                3,277,901 SHARES OF
making such offer or solicitation is not qualified to do                                 COMMON STOCK
so or to anyone to whom it is unlawful to make such offer
or solicitation.

                    --------------------

                    TABLE OF CONTENTS

                                                      Page

Available Information................................ -i-
Incorporation of Certain Documents
  by Reference.......................................-ii-
Risk Factors.........................................   1
The Company..........................................   6                                ____________
Price Range of Common Stock
  and Dividend Information...........................   7                                 PROSPECTUS
Use of Proceeds......................................   7
Selling Stockholders.................................   8                                ____________
Description of Securities............................  11
Plan of Distribution.................................  13
Legal Matters........................................  13
Experts..............................................  13

                 ------------------------






                                                                                                   , 1997
============================================================     =============================================================


                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.      OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The estimated expenses in connection with this offering are as follows:

                                                                        Amount
                                                                      to Be Paid

SEC registration fee................................................   $6,766.88
Legal fees and expenses (including Blue Sky fees and expenses)......   20,000.00
Accounting fees and expenses........................................    5,000.00
Miscellaneous.......................................................    1,000.00
                                                                        --------
              Total.................................................  $32,766.88
                                                                      ==========
Item 15.      INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Article Tenth of the certificate of incorporation of the Registrant eliminates the personal liability of directors to the Issuer or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such elimination of the personal liability of a director of the Registrant does not apply to (a) any breach of the director's duty of loyalty to the Registrant or its stockholders, (b) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (c) actions prohibited under Section 174 of the Delaware General Corporation Law (the "DGCL") (i.e., liabilities imposed upon directors who vote for or assent to the unlawful payment of dividends, unlawful repurchase or redemption of stock, unlawful distribution of assets of the Issuer to the stockholders without the prior payment or discharge of the Registrant's debts or obligations, or unlawful making or guaranteeing of loans to directors), or (d) any transaction from which the director derived an improper personal benefit.

     Section 145 of the DCGL provides, in summary, that directors and officers of Delaware corporations such as the Registrant are entitled, under certain circumstances, to be indemnified against all expenses and liabilities (including attorneys' fees) incurred by them as a result of suits brought against them in their capacity as a director or officer, if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, if they had no reasonable cause to believe their conduct was unlawful; provided, that no indemnification may be made against expenses in respect of any claim, issue or matter as to which they shall have been adjudged to be liable to the corporation, unless and only to the extent that the court in which such action or suit was brought shall determine upon application that despite the adjudication of liability but in view of all the circumstances of the case, they are fairly and reasonably entitled to indemnify for such expenses which such court shall deem proper. Any such indemnification may be made by the corporation only as authorized in each specific case upon a determination by stockholders or disinterested directors that indemnification is proper because the indemnitee has met the applicable standard of conduct. In addition, Article Eleventh of the Registrant's certificate of incorporation and Article VI of the Registrant's by-laws provide for the Registrant to indemnify its corporate personnel, directors and officers to the full extent permitted by Section 145 of the DGCL, as the same may be supplemented or amended from time to time.

Item 16.      EXHIBITS.

     The following exhibits are filed as part of this Registration Statement:


Exhibit No.   Description

4.1 Securities Purchase Agreement, dated as of April 14, 1994, relating to, among other things, 768,229 shares of Common Stock of the Registrant. (Incorporated by reference to Exhibit 4.2 of the Registrant's Current Report on Form 8-K dated April 14, 1994 (the "Hain 8-K"))

4.2 Common Stock Subscription Agreement, dated as of April 14, 1994, relating to the issue and sale of 1,871,770 shares of Common Stock of the Registrant. (Incorporated by reference to Exhibit 4.3 to the Hain 8-K)

4.3 Common Stock Registration Rights Agreement, dated as of April 14, 1994, relating to the shares of Common Stock of the Registrant, issued pursuant to the Securities Purchase Agreement and Common Stock Subscription Agreement. (Incorporated by reference to Exhibit 4.5 to the Hain 8-K)

4.4 Form of Warrant to purchase Common Stock of the Registrant. (Incorporated by reference to Exhibit 4.6 to the Hain 8-K)

5 Opinion of Cahill Gordon & Reindel regarding the legality of the securities being registered

23.1           Consent of Ernst & Young LLP, Independent Auditors

23.2           Consent of Cahill Gordon & Reindel (included in Exhibit
               5)

24 Powers of Attorney authorizing execution of Registration Statement of Form S-3 on behalf of certain directors of Registrant (included on signature pages to this Registration Statement)

27             Financial Data Schedule

Item 17.      UNDERTAKINGS.

The            undersigned hereby undertakes:

         (a) (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement;

          (i)  To include any prospectus required by Section 10 (a)
               (3) of the Securities Act of 1933;

          (ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement;

          (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

provided, however, that paragraphs (a) (1) (i) and (a) (1) (ii) do not apply if the Registration Statement is on Form S-3 or Form S-8, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in the Registration Statement.

          (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;

     (b) For purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to section 13
(a) or Section 15(d) of the Exchange Act that is incorporated by reference in the Registration Statement shall be deemed to be a new Registration Statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

     (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the

Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     (d) To deliver or cause to be delivered or cause to be delivered with the Prospectus, to each person to whom the Prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the Prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by Article 3 of Regulation S-X is not set forth in the Prospectus, to deliver, or cause to be delivered to each person to whom the Prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the Prospectus to provide such interim financial information.

                                   SIGNATURES

          Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Uniondale, State of New York, on this 31st day of July 1997.

                                 THE HAIN FOOD GROUP, INC.


                                 By:   /s/ Irwin D. Simon
                                       --------------------------------------
                                        Name:  Irwin D. Simon
                                        Title: President and Chief Executive
                                                 Officer

          Each person whose signature appears below hereby constitutes and appoints Irwin D. Simon, the President and Chief Executive Officer of the Registrant, and Jack Kaufman, the Chief Financial Officer, Treasurer and Assistant Secretary of the Registrant, or either of them, acting alone, as his true and lawful attorney-in-fact, with full power and authority to execute in the name, place and stead of each such person in any and all capacities and to file, an amendment or amendments to the Registration Statement (and all exhibits thereto) and any documents relating thereto, which amendments may make such changes in the Registration Statement as said officer or officers so acting deem(s) advisable. Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the date indicated.


/s/ Andrew R. Heyer            Chairman of the Board of        July  31, 1997
-----------------------------  Directors
Andrew R. Heyer

/s/ Irwin D. Simon             President, Chief Executive      July  31, 1997
-----------------------------
Irwin D. Simon                 Officer and Director

/s/ Jack Kaufman               Vice President-Chief            July  31, 1997
-----------------------------  Financial Officer
Jack Kaufman

/s/ Beth L. Bronner            Director                        July  31, 1997
-----------------------------
Beth L. Bronner

/s/ William P. Carmichael      Director                        July  31, 1997
-----------------------------
William P. Carmichael

/s/ William J. Fox             Director                        July  31, 1997
-----------------------------
William J. Fox

/s/ Jack Futterman             Director                        July  31, 1997
-----------------------------
Jack Futterman

/s/ Barry Gordon               Director                        July  31, 1997
-----------------------------
Barry Gordon

/s/ Steven S. Schwartzreich    Director                        July  31, 1997
-----------------------------
Steven S. Schwartzreich

                                INDEX TO EXHIBITS

Exhibit                     Description

4.1 Securities Purchase Agreement, dated as of April 14, 1994, relating to, among other things, 768,229 shares of Common Stock of the Registrant. (Incorporated by reference to Exhibit 4.2 of the Registrant's Current Report on Form 8-K dated April 14, 1994 (the "Hain 8-K"))

4.2 Common Stock Subscription Agreement, dated as of April 14, 1994, relating to the issue and sale of 1,871,770 shares of Common Stock of the Registrant. (Incorporated by reference to Exhibit 4.3 to the Hain 8-K)

4.3 Common Stock Registration Rights Agreement, dated as of April 14, 1994, relating to the shares of Common Stock of the Registrant, issued pursuant to the Securities Purchase Agreement and Common Stock Subscription Agreement. (Incorporated by reference to Exhibit 4.5 to the Hain 8-K)

4.4 Form of Warrant to purchase shares of Common Stock of the Registrant. (Incorporated by reference to Exhibit 4.6 to the Hain 8-K)

5 Opinion of Cahill Gordon & Reindel regarding the legality of the securities being registered

23.1      Consent of Ernst & Young LLP, Independent Auditors

23.2      Consent of Cahill Gordon & Reindel (included in Exhibit 5)

24        Powers of Attorney (included on signature pages to this Registration
          Statement)

27        Financial Data Schedule